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        Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

        Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the
Securities Exchange Act of 1934

        Subject Companies: FW Preferred Capital Trust I, Foster Wheeler
Ltd., and Foster Wheeler LLC

        Registration Statement No. 333-107054
Registration Statement No. 333-117244

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054), (2) the registration statement on Form S-4 (File No. 333-117244) and (3) the Schedule TO (File No. 005-79124). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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FOSTER WHEELER PROGRESSES ON AMENDED EXCHANGE OFFER

Institutional Investors Agree to Tender

        HAMILTON, BERMUDA, August 03, 2004—Foster Wheeler Ltd. (OTCBB: FWLRF) announced today that on July 30, 2004 the Securities and Exchange Commission declared effective the registration statement for Foster Wheeler's amended equity-for-debt exchange offer. It also announced that significant numbers of institutional investors have agreed to tender their securities in the amended exchange offer. The company is in the process of distributing revised offering materials related to the amended exchange offer, which has been extended through August 30, 2004, subject to further extension.

        Institutional investors holding 61.0% of the 6.75% Senior Notes due 2005, 85.0% of the 6.50% Convertible Subordinated Notes due 2007, 92.6% of the Robbins Series C and D Bonds due 2009, and 22.2% of the 9.00% Preferred Securities have agreed to tender their securities in the amended exchange offer.

        As previously announced, assuming the amended exchange offer is completed as proposed and at the minimum required participation levels, it would reduce Foster Wheeler's existing debt by approximately $410 million, extend the maturities on $135 million of debt to 2011, reduce interest expense by approximately $22 million per year, and, when combined with the sale of new notes to retire funded bank debt, eliminate substantially all material scheduled corporate debt maturities prior to 2011.

        "This is a significant milestone as we move toward the completion of our balance sheet restructuring, which we expect to complete in the third quarter," said Raymond J. Milchovich, chairman, president and chief executive officer. "We appreciate the hard work and commitment of the investors who have executed lock-up agreements, as well as the confidence in Foster Wheeler of those who will accept equity in the newly capitalized company in exchange for debt. The completion of the amended exchange as proposed will improve our financial position and provide important financial flexibility for all of our operating companies."

        The amended exchange offer modifies certain terms and conditions for the proposed exchange of (i) 6.75% Senior Notes for a combination of equity and new senior secured notes due 2011; (ii) 6.50% Convertible Subordinated Notes and Robbins Bonds for equity; and (iii) 9.00% Preferred Securities for equity and warrants. The completion of the amended exchange offer is subject to, among other things, attaining certain minimum participation thresholds.

        A description of the differences in terms and conditions between the original and the amended exchange offer is set forth in the prospectus for the exchange.

        A copy of the prospectus relating to these securities and other related documents may be obtained from the information agent. The information agent for this exchange offer and consent solicitation is Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10014. Georgeson's telephone number for bankers and brokers is 212-440-9800 and for all other security holders is 800-891-3214.

        Individuals holding their securities through brokers are urged to contact their brokers to receive a copy of the prospectus and to tender their securities.

        The dealer manager for the exchange offer and consent solicitation is Rothschild Inc., 1251 Avenue of the Americas, 51st floor, New York, New York 10020. Contact Rothschild at 212-403-3784 with any questions on the exchange offer.

        As previously announced, Foster Wheeler will pay a soliciting brokers' fee to registered broker/dealers for soliciting qualifying tenders of trust preferred securities pursuant to this exchange offer. This fee will be equal to 50 cents per 9.00% Preferred Security (liquidation amount $25) which the registered broker/dealers tender on behalf of their customers and which Foster Wheeler accepts for exchange, subject to certain limitations.

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statements on Form S-4 (File No. 333-107054 and File No. 333-117244) and (2) the Schedule TO (File No. 005-79124). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov, or from the information agent as noted above.

        The foregoing reference to the exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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Notes to Editor:

1.
Foster Wheeler Ltd. is a global company offering, through its subsidiaries, a broad range of design, engineering, construction, manufacturing, project development and management, research and plant operation services. Foster Wheeler serves the refining, oil and gas, petrochemical, chemicals, power, pharmaceuticals, biotechnology and healthcare industries. The corporation is based in Hamilton, Bermuda, and its operational headquarters are in Clinton, New Jersey, USA. For more information about Foster Wheeler, visit our Web site at www.fwc.com.

2.
Safe Harbor Statement

  This news release contains forward-looking statements that are based on management's assumptions, expectations and projections about the company and the various industries within which the company operates. These include statements regarding our expectations regarding revenues (including as expressed by our backlog), liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The company cautions that a variety of factors, including but not limited to the factors described under the heading "Business—Risk Factors of the Business" in the company's most recent annual report on Form 10-K/A and the following, could cause the company's business conditions and results to differ materially from what is contained in forward-looking statements: changes in the rate of economic growth in the United States and other major international economies, changes in investment by the power, oil and gas, pharmaceutical, chemical/petrochemical and environmental industries, changes in the financial condition of our customers, changes in regulatory environment, changes in project design or schedules, contract cancellations, changes in estimates made by the company of costs to complete projects, changes in trade, monetary and fiscal policies worldwide, currency fluctuations, war and/or terrorist attacks on facilities either owned or where equipment or services are or may be provided, outcomes of pending and future litigation, including litigation regarding our liability for damages and insurance coverage for asbestos exposure, protection and validity of patents and other intellectual property rights, increasing competition by foreign and domestic companies, changes in financial markets, compliance with debt covenants, monetization of certain power systems facilities, implementation of our restructuring plan, recoverability of claims against customers and others, changes in estimates used in critical accounting policies. Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us.

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08-03-04

Media Contact:	Maureen Bingert	908-730-4444
Investor Contact:	John Doyle	908-730-4270
Other Inquiries:		908-730-4000

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FOSTER WHEELER PROGRESSES ON AMENDED EXCHANGE OFFER Institutional Investors Agree to Tender